Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS

	Year Ended December 31,					Six Months Ended June 30,
	2000	2001	2002	2003	2004	2005
	(in thousands)
Earnings:
Net loss	$(10,745)	$(20,229)	$(14,821)	$(17,453)	$(19,714)	$(9,777)
Add: Fixed Charges	308	613	654	565	386	141
Earnings as defined	$(10,437)	$(19,616)	$(14,167)	$(16,888)	$(19,328)	$(9,636)

Fixed Charges:
Interest expensed	$—	$46	$158	$70	$—	$—
Estimated interest component of rent	308	567	496	495	386	141
Total fixed charges	$308	$613	$654	$565	$386	$141

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1) For purposes of computing the ratio of earnings to fixed charges and the ratio of our combined fixed charges and preference dividends to earnings, earnings consist of income from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense and an estimate of the interest within rental expense.  Earnings were insufficient to cover fixed charges by $10.7 million in 2000, $20.2 million in 2001, $14.8 million in 2002, $17.5 million in 2003, $19.7 million in 2004 and $9.8 million in the first six months of 2005.  For the periods set forth in the table above, we had no earnings and are therefore unable to calculate the ratio of combined fixed charges and preference dividends to earnings.